Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS TO BE HELD ON MAY 7, 2020

- AND -

MANAGEMENT INFORMATION CIRCULAR

March 16, 2020

March 16, 2020

Dear Shareholder:

Important Notice regarding Participation in the Annual Meeting of Shareholders on May 7, 2020

The health of our shareholders and our employees is the top priority for Oncolytics Biotech Inc. (“Oncolytics”). In view of the current situation regarding the spread of the coronavirus (COVID-19), we have taken the following precautionary measures for the upcoming Annual Meeting of Shareholders of Oncolytics (the “AGM”) to be held on Wednesday, May 7, 2020 at 4:30 p.m. (Toronto time):

•	attendance in person at the AGM will be restricted to registered shareholders and proxyholders; all external guests will not be allowed to attend. This restriction will be stringently enforced. Registered shareholders and proxyholders who nonetheless wish to attend in person may be subject to health screening at the entrance and will be asked to socially distance themselves from others at the AGM;

•	attendance by board members, employees and other representatives of Oncolytics will be reduced to those necessary to conduct the AGM; and

•	the AGM will be limited to the formal business set out in Oncolytics’ management information circular for the AGM dated March 16, 2020 (the “Circular”). Unlike in prior years, refreshments will not be provided following the AGM.

Registered shareholders are those shareholders who hold their shares directly with Oncolytics and therefore have their names and addresses recorded in Oncolytics’ share registry. Most Oncolytics shareholders are not registered shareholders. If you purchased Oncolytics shares through a broker or other intermediary and/or a broker or other intermediary holds your Oncolytics shares in an account you have with them, you are a non-registered shareholder.

Given the current circumstances, Oncolytics strongly encourages registered shareholders and proxyholders not to attend the AGM in person. In particular, persons who have travelled outside of Canada prior to the AGM, who do not feel well or who are otherwise in weakened state should not attend the AGM in person. Instead, the Circular and information provided by your broker or other intermediary contains information on how shareholders may vote their shares through the internet, by email, by facsimile by mail or using their mobile device, among other possible methods. Oncolytics is monitoring the situation closely and will advise if further action is to be taken as circumstances evolve and further guidance is given and restrictions are imposed by governmental bodies. We thank you for your understanding, and look forward to welcoming you again in person at our 2021 Annual Meeting.

Sincerely yours,

(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

TABLE OF CONTENTS

Page

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	4

MANAGEMENT INFORMATION CIRCULAR	5

SOLICITATION OF PROXIES	5
NOTICE TO BENEFICIAL SHAREHOLDERS	6
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	6
REVOCABILITY OF PROXY	7
PERSONS MAKING THE SOLICITATION	7
NOTICE-AND-ACCESS	7
EXERCISE OF DISCRETION BY PROXY	7
VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES	8
BUSINESS OF THE MEETING	9
COMPENSATION DISCUSSION AND ANALYSIS	15
DIRECTOR COMPENSATION	19
EQUITY COMPENSATION PLAN INFORMATION	21
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26
TERMINATION AND CHANGE OF CONTROL BENEFITS	26
PENSION PLAN BENEFITS	27
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	27
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	27
ADDITIONAL INFORMATION	31

SCHEDULE A MANDATE OF THE BOARD OF DIRECTORS	A-1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of shareholders of Oncolytics Biotech Inc. (the “Corporation”) will be held at Vantage Venues, 150 King Street West, Toronto, Ontario M5H 1J9 on May 7, 2020 at 4:30 p.m. (Toronto time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

(a)	to receive the audited financial statements of the Corporation for the year ended December 31, 2019, together with the auditors’ report thereon;

(b)	to fix the number of directors of the Corporation for the ensuing year at seven (7);

(c)	to elect the directors of the Corporation for the ensuing year;

(d)	to consider and, if thought fit, to approve an ordinary resolution approving the number of common shares of the Corporation issuable pursuant to unallocated stock options reserved for issuance under the Corporation’s stock option plan;

(e)	to consider and, if thought fit, to approve an ordinary resolution approving the number of common shares of the Corporation issuable pursuant to unallocated share-based awards reserved for issuance under the Corporation’s incentive share award plan;

(f)	to appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration; and

(g)	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying management information circular dated March 16, 2020 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Please see the “Solicitation of Proxies” section of the Circular for information on how to vote at the Meeting by proxy.

DATED as of the 16th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) Dr. Matthew C. Coffey
President and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at March 16, 2019 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is supplied in connection with the solicitation of proxies by management of Oncolytics Biotech Inc. (“Oncolytics” or the “Corporation”) for use at the annual general meeting (the “Meeting”) of holders (“Shareholders”) of common shares of the Corporation (“Common Shares”) to be held on May 7, 2020 at 4:30 p.m. (Toronto time) at Vantage Venues, 150 King Street West, Toronto, Ontario for the purposes as described in the “Notice of Annual General Meeting of Shareholders” accompanying this Circular.

Instruments of proxy or voting instructions must be received from registered shareholders not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting by:

Internet:

Go to www.astvotemyproxy.com and follows the instructions. You will need to refer the control number printed on your proxy voting form.

Mail:

Complete and return your proxy voting form in the envelope provided in your mailing package and mail to:

AST Trust Company (Canada)

Proxy Department

P.O. Box 721

Agincourt, Ontario M1S 0A1

Phone:

Using a touch tone telephone, call 1-888-489-5760 (toll free in Canada and the United States) and follow the instructions of the “Vote Voice”. You will need to refer the control number printed on your proxy voting form.

Email:

Scan both sides of your completed proxy form and send to email address: www.proxyvote.astfinancial.com

Mobile Device:

Your proxy voting form will include a QR Code that you can scan using your mobile device and follow the instructions to vote your shares.

Facsimile:

Complete your proxy form and fax both sides to 1-866-781-3111 (toll free).

In person at the meeting:

Register with an AST Trust Company representative when you arrive at the Meeting. If you intend to vote at the Meeting, do not fill out your form of proxy as you will be casting your vote at the meeting.

The deadline for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice.

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The instrument appointing a proxy must be in writing and executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

The persons named in the accompanying form of proxy are directors or officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, and they do not need to be a Shareholder to attend and to act for and on behalf of the Shareholder at the Meeting. To exercise this right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL SHAREHOLDERS

This section is of significant importance to many Shareholders, as many do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name are considered beneficial Shareholders and should note that only proxies deposited by Shareholders whose names appear on the records of Oncolytics as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of Oncolytics. These Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) (“CDS”). The majority of Common Shares held in the United States of America (“U.S.”) are registered in the name of Cede & Co. (the nominee for The Depository Trust Company, which is the U.S. equivalent of CDS). Common Shares held by brokers or their nominees can only be voted upon the instructions of the beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Oncolytics does not know for whose benefit the Common Shares registered in the name of CDS and Cede & Co. are held. Therefore, beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as outlined below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial Shareholder by his or her broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients in the U.S. and Canada to Broadridge Investor Communication Solutions, Canada (“Broadridge”). Broadridge typically applies a special sticker to the form of proxy, mails those forms to the beneficial Shareholders and requests that they return the forms to Broadridge or vote online. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A beneficial Shareholder receiving a form of proxy from Broadridge cannot use that form to vote Common Shares directly at the Meeting as the form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Our solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the U.S. should be aware that requirements are different than those of the U.S. applicable to proxy statements under the U.S. Exchange Act.

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It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since we are located outside the U.S., and certain of the Corporation’s officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court’s judgment or to enforce a judgment obtained from a U.S. court against the Corporation.

REVOCABILITY OF PROXY

Submitted proxies may be revoked at any time prior to exercising it. If you have given a proxy and attend the Meeting at which the proxy is to be used in person, you may revoke the proxy and vote in person instead. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by yourself (or your attorney authorized in writing) or, in the case of a Shareholder being a corporation, under the corporate seal or by a duly authorized officer or attorney. The proxy can be deposited either at the registered office of Oncolytics, being McCarthy Tétrault LLP, 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Michael Bennett, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, at which point the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Oncolytics. The costs incurred in the preparation and mailing of this Circular and related materials will be borne by Oncolytics. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Oncolytics, who will not be specifically compensated for any such activity.

NOTICE-AND-ACCESS

We have elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to beneficial Shareholders but not in respect of mailings to registered holders of our Common Shares (i.e. a Shareholder whose name appears on our records). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post online an information circular in respect of a meeting of its shareholders and related materials.

More specifically, we have elected to use procedures known as “stratification” in relation to our use of the Notice-and-Access Provisions. As a result, registered Shareholders will receive a paper copy of the Notice of Annual Meeting, this Circular and a form of proxy, whereas beneficial Shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, a paper copy of the Notice of Annual Meeting, this Circular, and a voting direction will be mailed to those Shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial Shareholders who previously requested to receive information.

We will be delivering proxy-related materials to non-objecting beneficial Shareholders directly with the assistance of Broadridge. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial Shareholders.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot at the meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall

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be voted on any ballot in accordance with the specification so made. In the absence of specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the form of proxy supplied by Oncolytics are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and the Notice of Annual Meeting. At the time of printing this Circular, management of Oncolytics knows of no amendment, variation or other matter. If you appoint Oncolytics proxyholders to act and vote on your behalf as provided in the accompanying form of proxy and you do not provide instructions concerning a matter identified in the Notice of Meeting, the Common Shares represented by the form of proxy will be voted as follows:

·	FOR fixing the number of directors of the Corporation at seven (7);

·	FOR the election of the persons nominated to serve as directors of the Corporation;

·	FOR the approval of the resolution approving the number of Common Shares issuable pursuant to unallocated stock options (“Options”) reserved for issuance under the Corporation’s Stock Option Plan (as defined herein);

·	FOR the approval of the resolution approving the number of Common Shares issuable pursuant to unallocated Performance Share Awards (“PSAs”) and Restricted Share Awards (“RSAs”, and together with the PSAs, the “Share Awards”) reserved for issuance under the Corporation’s Share Award Plan (as defined herein); and

·	FOR the appointment of Ernst & Young LLP as auditors of the Corporation.

VOTING SHARES AND THE PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of Common Shares is March 23, 2020 (the “Record Date”). Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote at the Meeting on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than the day that is ten calendar days before the Meeting or any adjournment thereof, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares. As at March 16, 2020, there are 37,375,025 Common Shares issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by AST Trust Company is entitled to cast such vote.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two persons present in person holding or representing by proxy not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Shareholders present either in person or by proxy shall form a quorum.

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Principal Holders of Common Shares

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares.

BUSINESS OF THE MEETING

Item 1 - Consolidated Financial Statements and Auditors’ Report

The audited financial statements for the financial year ended December 31, 2019 of the Corporation together with the auditors’ report thereon have been delivered to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2019 financial statements, the questions may be brought forward at the Meeting.

Item 2 - Fixing Number of Directors of the Corporation

The articles of the Corporation provide for a minimum of 3 directors and a maximum of 11 directors. There are currently seven (7) directors. At the Meeting, Shareholders will vote, by ordinary resolution, to fix the number of directors of the Corporation at seven (7). Approval of the ordinary resolution in respect of this matter requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the ordinary resolution to fix the number of directors at seven (7).

Item 3 - Election of Directors

At the Meeting, seven (7) directors are to be elected. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the accompanying form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The term of office for each director of the Corporation is from the date of the Shareholders’ meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed.

All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the nominees specified below as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of March 16, 2020.

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Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Deborah M. Brown, B.Sc., MBA, ICD.D(2)(3) Ontario, Canada Director since November 2, 2017	Ms. Brown is the Managing Partner at Accelera Canada, a specialty consultancy firm that assists emerging biopharma ventures in the United States and Europe with the development and implementation of Canadian market strategies. She held progressively senior roles at EMD Serono from 2000 to 2014, including Executive Vice President of Neuroimmunology for the company’s U.S. operations, and President and Managing Director of the company’s Canadian operations. In 2012, Ms. Brown was Chair of the National Pharmaceutical Organization (now Innovative Medicines Canada) and served on its Board of Directors from 2007 to 2014. She currently also sits on the Boards of Life Sciences Ontario, the HBSPCA, Cardiol Therapeutics Inc. and Sernova Corp. Ms. Brown holds an MBA from University of Western Ontario’s Ivey School of Business, an Hons B.Sc. from the University of Guelph and completed the Merck executive development programme at the University of Hong Kong, INSEAD and Northwestern University’s Kellogg School of Management. She most recently completed the Institute of Corporate Directors Designation (ICD.D).	30,827
Matthew C. Coffey, Ph.D., MBA Alberta, Canada Director since May 11, 2011	A co-founder of the Corporation, Dr. Coffey has been the President and Chief Executive Officer of the Corporation since January 2017. Dr. Coffey completed his doctorate degree in oncology at the University of Calgary with a focus on the oncolytic capabilities of the reovirus. The results of his research have been published in various respected scientific journals, including Science, Human Gene Therapy, and The EMBO Journal. Dr. Coffey has held the positions of Interim President and Chief Executive Officer from November 2016 to January 2017. Chief Operating Officer of the Company from December 2008 to November 2016, Chief Scientific Officer from December 2004 to December 2008, Vice-President of Product Development from July 1999 to December 2004 and Chief Financial Officer from September 1999 to May 2000.	47,923
Angela Holtham,(2)(3) MBA, FCPA, FCMA, ICD.D Ontario, Canada Director since June 18, 2014	Ms. Holtham held a number of financial positions over a 19-year career with the Canadian subsidiary of Nabisco Inc., rising to become Senior Vice President and Chief Financial Officer. In 2002, she joined Toronto, Ontario-based Hospital for Sick Children as Vice President, Finance and Chief Financial Officer, a position she held for eight years. Through her career she has participated in myriad initiatives ranging from traditional finance functions and operations oversight to intellectual property portfolio management and mergers and acquisitions. Ms. Holtham is an FCPA, FCMA, holds an MBA from the University of Toronto - Rotman School of Management and has completed the Institute of Corporate Directors Designation (ICD.D).	66,557
Leonard Kruimer, MBA, CPA(2)(5) Vinkeveen, The Netherlands Director since October 2, 2019	Mr. Kruimer has more than 30 years of experience in corporate finance, planning and strategy, including 20 years in senior management positions in private and publicly listed biotechnology and life science companies. Notably, Mr. Kruimer served as CFO and Executive Committee Member of Crucell from 1998 through 2011, when Crucell was acquired by Johnson & Johnson. During his tenure, he led financing activities of the company and contributed to Crucell’s strategic US$450 million acquisition of Swiss-based Berna Biotech. Currently, Mr. Kruimer serves as an independent director and Chairman of the Audit Committee for Zealand Pharma (Nasdaq: ZEAL), is Chairman of the Board of BioInvent AB (OMXS: BINV) and serves on the Investment Advisory Council of private equity firm, Karmijn Kapitaal Investments based in Amsterdam. Previously, he was CFO of SkylineDx, a DNA diagnostics company and as the Chairman of the Board of ProFibrix from 2011 through its acquisition by The Medicines Company (Nasdaq: MDCO) in 2013. In 2014 Mr. Kruimer served as interim CEO of Dutch biotech BBB Therapeutics. Prior to Crucell, Mr. Kruimer was Managing Director at TIP Europe, a GE Capital company. He was a consultant with McKinsey & Company and started his career at Price Waterhouse in New York. Mr. Kruimer holds an MBA from Harvard Business School and is a Certified Public Accountant in New York State.	Nil

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Name, Municipality of Residence and Date Appointed a Director	Present Principal Occupation and Principal Occupation for Preceding Five Years	Number of Common Shares beneficially owned and controlled(1)
Wayne Pisano, MBA(4)(5) Pennsylvania, U.S. Director since May 9, 2013	Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. He served as the president and CEO of VaxInnate, a privately held biotech company from January 2012 to November 2016. He joined IMV Inc’s Board in October 2011 with a depth of experience across the spectrum of commercial operations, public immunization policies and pipeline development. Mr. Pisano is the former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997, assuming increasing levels of responsibility. He was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. During his tenure as CEO, Mr. Pisano bolstered the Sanofi Pasteur pipeline with the acquisitions of Acambis PLC, a bio-tech based in Boston in 2008 and Shantha Biotechnics, a highly regarded Indian vaccine company in 2010. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.	116,420
William G Rice, Ph.D.(5)(6) California, U.S. Director since June 8, 2015	Dr. Rice has held the position of Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. since 2013. Also, from 2003 to present, he has served as Chairman, President and Chief Executive Officer of Cylene Pharmaceutics Inc., prior to which he was the Founder, President, Chief Executive Officer and Director of Achillion Pharmaceuticals, Inc. He served as Senior Scientist and Head of the Drug Mechanism Laboratory at the National Cancer Institute-Frederick Cancer Research and Development Center, and as a faculty member in the Division of Pediatric Hematology and Oncology at Emory School of Medicine. Dr. Rice holds a PhD in biochemistry from Emory University and was a post-doctoral trainee in the Department of Internal Medicine, Division of Hematology and Oncology at the University of Michigan Medical Center.	48,780
Bernd R. Seizinger, M.D., Ph.D.(3)(6) New Jersey, U.S. and Munich, Germany Director since June 8, 2015	Dr. Seizinger has been board member/chairman in multiple public and private biotech companies in the US and Europe. From 1998 to 2009, he served as President and Chief Executive Officer of GPC Biotech. He also served as Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances at Bristol-Myers Squibb. Prior to his appointments in the biotechnology and pharmaceuticals sectors, Dr. Seizinger held professorships and senior staff appointments at Harvard Medical School, Princeton University and Massachusetts General Hospital.	192,907

Notes:

(1)	The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(2)	Member of the Audit Committee. Ms. Holtham is Chair of this Committee.
(3)	Member of the Compensation Committee. Ms. Brown is Chair of this Committee.
(4)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit and Science and Technology Committees.
(5)	Member of the Governance Committee. Dr. Rice replaced Mark Lievonen, who did not stand for re-election as a director at the Company’s 2019 annual general meeting of Shareholders, as Chair of the Governance Committee on May 2, 2019.
(6)	Member of the Science and Technology Committee. Dr.Seizinger is the Chair of this Committee.

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Majority Voting Policy

The Board has adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chair and to the President, subject to acceptance by the Board. The policy does not apply in circumstances involving contested director elections. The Board is required to consider the resignation, having regard to the best interests of the Corporation and all factors considered relevant and to: (i) accept the resignation; (ii) maintain the director but address what the Board believes to be the underlying cause of the withhold votes; or (iii) reject the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting, including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Board with respect to his or her resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the entire Board will proceed in making the determination. To the extent that the Board accepts one or more director resignations, the Board will also determine whether to fill any vacancy prior to the next meeting of the shareholders.

Corporate Cease Trade Orders or Bankruptcies

None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

None of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, none of the above proposed directors are, or within 10 years prior to the date of this Circular have been, a director or executive officer of any company that, while acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Kruimer was an executive officer of BBB Therapeutics (“BBB”), a company formed under the laws of The Netherlands. In January 2015, the shareholders of BBB resolved to voluntarily file for suspension of payments and bankruptcy under applicable Dutch law which was subsequently approved by the courts.

Personal Bankruptcies

None of the above proposed directors have, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

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Penalties and Sanctions

None of the above proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.

Item 4 – Approval of Unallocated Options Under the Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if deemed fit, approve an ordinary resolution approving the number of Common Shares issuable pursuant to unallocated Options under the Corporation’s amended and restated stock option plan (the “Stock Option Plan”) dated effective as of May 4, 2017.

The number of Common Shares reserved for issuance under the Stock Option Plan with all other security based compensation arrangements of the Corporation (including the Corporation’s Share Award Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 16, 2020, there were 2,269,151 Common Shares issuable pursuant to outstanding Options; 56,841 Common Shares issuable pursuant to outstanding PSAs; and 148,499 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 6.6% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 1,263,012 Common Shares, being approximately 3.4% of the outstanding Common Shares are unallocated and available for future grants of Options as of March 16, 2020.

“BE IT RESOLVED, as an ordinary resolution of the holders of common shares (“Common Shares”) in the capital of Oncolytics Biotech Inc. (the “Corporation”) that:

(a)	the number of Common Shares reserved for issuance pursuant to unallocated stock options under the Corporation’s amended and restated stock option plan dated effective May 4, 2017, be and are hereby authorized and approved until May 7, 2023;

(b)	any one director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things as such director or officer may deem necessary or desirable in connection with the foregoing resolution; and

(c)	notwithstanding that this resolution has been duly passed by the holders of the Commons Shares, the directors of the Corporation may in their sole discretion revoke this resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of Common Shares.”

If the foregoing resolution is not passed at the Meeting, all unallocated Options under the Stock Option Plan will be cancelled and the Corporation will not be permitted to grant further options under the Stock Option Plan. However, all Options that have been granted up to May 4, 2020, but not yet exercised, will continue unaffected.

Approval of the foregoing ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to approve the Common Shares issuable pursuant to unallocated Options under the Stock Option Plan until May 7, 2023.

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Item 5 – Approval of Unallocated Awards under the Share Award Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the number of Common Shares issuable pursuant to unallocated Share Awards under the Corporation’s amended and restated incentive share award plan (the “Share Award Plan”) dated effective as of May 4, 2017.

The Corporation’s Share Award Plan provides the number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 16, 2020, there were 2,269,151 Common Shares issuable pursuant to outstanding Options; 56,841 Common Shares issuable pursuant to outstanding PSAs; and 148,499 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 6.6% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 1,263,012 Common Shares, being approximately 3.4% of the outstanding Common Shares are unallocated and available for future grants of Share Awards as of March 16, 2020.

“BE IT RESOLVED, as an ordinary resolution of the holders of common shares (“Common Shares”) in the capital of Oncolytics Biotech Inc. (the “Corporation”) that:

(a)	the number of Common Shares reserved for issuance pursuant to unallocated performance share awards and restricted share awards made under the amended and restated share award plan of the Corporation dated effective May 4, 2017, be and are hereby authorized and approved until May 7, 2023;

(b)	any one director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things as such director or officer may deem necessary or desirable in connection with the foregoing resolution; and

(c)	notwithstanding that this resolution has been duly passed by the holders of the Commons Shares, the directors of the Corporation may in their sole discretion revoke this resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of Common Shares.”

If the foregoing resolution is not passed at the Meeting, all unallocated Share Awards under the Share Award Plan will be cancelled and the Corporation will not be permitted to grant further Share Awards under the Share Award Plan. However, all Share Awards that have been granted up to May 4, 2020, but not yet vested, will continue unaffected.

Approval of the foregoing ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting. It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to approve the Common Shares issuable pursuant to unallocated Share Awards under the Share Award Plan until May 7, 2023.

Item 6 - Appointment and Remuneration of the Auditors

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. It is the intention of the persons named in the accompanying form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation’s by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.

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COMPENSATION DISCUSSION AND ANALYSIS

The Corporation has formed a compensation committee (the “Compensation Committee”) which consists of four outside, independent directors, Dr. Seizinger, Ms. Holtham, Ms. Brown, and Mr. Pisano, the Chair of the Board. Ms. Brown is the Chair of the Compensation Committee. No member of the Compensation Committee has been an employee officer of the Corporation or any of its affiliates.

The objectives of the Corporation’s compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; and (iv) to reward executives for performance in relation to overall corporate progress goals.

The key elements of the compensation program are the base salary, health benefits, and payments allocated to employees to be directed by them to their personal retirement accounts. Bonuses and the granting of Options (as defined herein) and Share Awards (as defined herein) are also part of the Corporation’s compensation program and are based on corporate performance. Part of corporate performance includes goals and objectives that are determined based on the strategic planning and budgeting process, which is conducted at least annually. The elements of the compensation plan are intended to reward performance, and the various elements are intended to provide a blend of short-term and long-term incentives to align the interests of management and the Shareholders.

In arriving at its recommendations for compensation, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development and the economic environment within which it operates. The market for biotechnology companies in the development phase is challenging. Based on these factors, the Compensation Committee recognized the need to strike a balance between compensation to retain employees and resources expended to maintain operations. In the past, the Compensation Committee has engaged specialist consultants to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. In 2018, the Compensation Committee engaged Radford, an Aon Hewitt Company as a specialist consultant to assist with the benchmarking of officer compensation for 2019.

Following a review of the risks in the Corporation’s compensation policies and practices, the Compensation Committee found no risks that are reasonably likely to have a material adverse effect on the Corporation. The Compensation Committee’s role of approving the compensation policies and practices includes considering whether the compensation policies and practices could encourage a Named Executive Officer (as defined below) to take inappropriate or excessive risks.

Under the Corporation’s corporate trading policy, insiders (including Named Executive Officers and directors) are not permitted to hedge their position in Common Shares, Options, Share Awards, deferred share units, performance share units, debentures or other debt instruments by use of any financial instrument, which would include but is not limited to options, puts, calls, warrants or short sells, designed to benefit the holder from a change in the market value of the Common Shares of the Corporation.

For 2019, the following guidelines were employed by the Board in granting bonuses, Options and Share Awards to the Corporation’s executive and senior officers.

Annual Bonus, Option Grants and Share Award Grants

The Chief Executive Officer of the Corporation is eligible for a cash bonus of up to 50% of his base salary, the Chief Financial Officer and the Chief Medical Officer are each eligible for a cash bonus of up to 40% of his/her base salary and the other senior officers are eligible for a cash bonus of up to 30% of their respective base salaries. In addition, when available, the officers are eligible for a combination of Option and Share Award grants. The amount of each grant is determined and approved by the Board with the actual bonus provided and the number of Options and Share Awards granted based upon the overall performance of the Corporation as assessed by the Compensation Committee and approved by the Board. The overall performance of the Corporation is determined by the annual goals and objectives approved by the Board and includes specific objectives with respect to the clinical, manufacturing, and intellectual property plans in combination with financial goals. Previous grants are taken into account when considering new grants of Options and Share Awards.

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Performance Graph

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2014 to December 31, 2019 (assuming a $100 investment was made on December 31, 2014) with the cumulative total return of the S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.

As outlined in the compensation discussion and analysis, the Compensation Committee balances the various short-term and long-term objectives and provides bonuses and Options and Share Awards based on performance against these objectives. The movement in share price based upon one index is not considered wholly representative of the actions to be taken regarding compensation.

	Dec 31, 2014	Dec 31, 2015	Dec 31, 2016	Dec 31, 2017	Dec 31, 2018	Dec 31, 2019
S&P/TSX Capped Health Care Index	100.00	122.54	68.09	93.76	82.85	73.61
Oncolytics Biotech Inc.	100.00	60.16	41.41	110.94	41.28	101.15

Compensation Governance

The Compensation Committee exercises general responsibility for the Corporation’s human resources and compensation policies and processes. Among other responsibilities, the Compensation Committee reviews and makes recommendations to the Board regarding the amount of regular and incentive compensation to be paid to the Chief Executive Officer and the amounts of regular and incentive compensation to be paid to certain designated executives after considering the Chief Executive Officer’s assessment of the performance of such executives.

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Each member of the Compensation Committee is an independent director and is ineligible to participate in any of the Corporation’s executive officer compensation programs, other than the Stock Option Plan (as defined herein) and the Share Award Plan (as defined herein). Each member has extensive director and officer experience with various public and private companies in the design and implementation of executive compensation plans.

Compensation Advisors and Executive Compensation-Related Fees

The Compensation Committee, from time to time, engages external compensation advisors to assist in benchmarking its compensation practices and provide recommendations to the committee with respect to compensation for directors and officers. The Company did not retain an external compensation advisor for the year-ended December 31, 2019 or to date in 2020.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Corporation, or a subsidiary of the Corporation, in Canadian dollars, to the individuals who were, at December 31, 2019, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers whose total compensation was, individually, more than $150,000, and such other individuals as required (collectively, the “Named Executive Officers”) of the Corporation.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based Awards(1) ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation(2) ($)	Total compensation ($)
Dr. Matthew C. Coffey(3)	2019	525,000	N/A	157,239	212,625	N/A	N/A	69,813	964,677
President and Chief	2018	475,000	N/A	799,717	213,750	N/A	N/A	66,168	1,554,635
Executive Officer	2017	430,000	N/A	61,964	172,000	N/A	N/A	62,235	726,199

Kirk J. Look	2019	385,000	N/A	112,314	124,740	N/A	N/A	59,013	681,067
Chief Financial Officer	2018	365,000	N/A	333.582	131,400	N/A	N/A	57,093	887,075
	2017	345,000	N/A	46,473	120,750	N/A	N/A	55,223	567,446

Dr. Rita Laeufle(4)(5)	2019	526,014	N/A	112,314	170,429	N/A	N/A	27,247	836,004
Chief Medical Officer	2018	92,084	N/A	106,253	99,450	N/A	N/A	16,176	313,963
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Andrew de Guttadauro(5)(6)	2019	377,886	N/A	89,851	76,522	N/A	N/A	13,646	557,905
President, Oncolytics	2018	345,143	N/A	104,090	77,657	N/A	N/A	17,376	544,266
Biotech (U.S.) Inc.	2017	144,267	31,200	38,487	72,134	N/A	N/A	13,815	299,903

Michael Moore(5)(7)	2019	337,797	N/A	31,448	61,564	N/A	N/A	34,542	465,351
Vice President, Investor	2018	345,143	N/A	96,706	77,657	N/A	N/A	35,168	554,674
Relations & Corporate Communications	2017	248,214	21,029	24,212	72,134	N/A	N/A	23,769	389,358

Notes:

Notes:

(1)	The value of share and option-based awards are based on the grant date assumptions as disclosed in note 10 “Share Based Payments” in the Corporation’s 2019 audited consolidated financial statements.
(2)	The dollar amounts set forth under this column are related to contributions to the officers’ respective retirement savings plan and amounts provided for health care benefits by the Corporation.
(3)	None of the compensation paid to Dr. Coffey related to his role as a director of the Corporation.
(4)	Dr. Laeufle was appointed as the Chief Medical Officer of the Corporation on November 29, 2018.
(5)	U.S. Employees are paid salaries, bonuses and other compensation in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2988, $1.3642 and $1.2545 for the years 2019, 2018 and 2017, respectively.
(6)	Mr. de Guttadauro was appointed as President of Oncolytics Biotech (U.S.) Inc., a wholly-owned subsidiary of the Corporation, on June 29, 2017.
(7)	Mr. Moore was appointed as Vice President, Investor Relations & Corporate Communications of Oncolytics Biotech (U.S.) Inc., a wholly-owned subsidiary of the Corporation, on February 20, 2017.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding at December 31, 2019.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Matthew	12,105	63.84	Dec 14, 2020	Nil	Nil	Nil	213,026
C. Coffey	1,894	40.95	July 27, 2021	Nil
	13,157	36.96	Dec 14, 2021	Nil
	133,389	7.41	Mar 8, 2022	Nil
	13,157	40.00	Dec 17, 2022	Nil
	150,000	3.44	Nov 19, 2023	271,000
	25,263	16.53	Dec 11, 2023	Nil
	175,000	1.45	Dec 13, 2023	274,170
	77,263	3.99	Dec 1, 2025	166,888
	42,105	2.66	Jan 16, 2027	146,946

Kirk J. Look	2,631	63.84	Dec 14, 2020	Nil	Nil	Nil	135,946
	3,684	36.96	Dec 14, 2021	Nil
	59,705	7.41	Mar 8, 2022	Nil
	21,052	19.00	Nov 13, 2022	Nil
	4,210	40.00	Dec 17, 2022	Nil
	53,000	3.44	Nov 19, 2023	95,752
	16,842	16.53	Dec 11, 2023	Nil
	125,000	1.45	Dec 13, 2023	195,835
	48,842	3.99	Dec 1, 2025	105,499
	31,578	2.66	Jan 16, 2027	110,207

Dr. Rita Laeufle	10,000	7.81	July 9, 2022	Nil	Nil	Nil	Nil
	25,000	3.23	Nov 29, 2023	Nil
	125,000	1.45	Dec 13, 2023	195,835
	15,000	2.73	Dec 14, 2023	34,200

Andrew de	14,736	7.41	Mar 8, 2022	Nil	4,210	25,892	Nil
Guttadauro	100,000	1.45	Dec 13, 2023	156,670
	30,000	2.73	Dec 14, 2023	68,400
	13,157	4.94	July 3, 2027	15,920

Michael Moore	14,736	7.41	Mar 8, 2022	Nil	4,210	25,892	Nil
	35,000	1.45	Dec 13, 2023	54,835
	25,000	2.73	Dec 14, 2023	57,001
	13,157	3.33	Feb 20, 2027	37,103

Notes:

(1)	These amounts are calculated based on the difference between the closing price of the securities underlying the Options on the Toronto Stock Exchange (“TSX”) on December 31, 2019 ($6.15), and the exercise price of the Options.
(2)	These amounts are calculated based on the closing price of the Common Shares on the TSX on December 31, 2019 ($6.15).

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2019.

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Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Matthew C. Coffey	Nil	Nil	Nil
Kirk J. Look	Nil	Nil	Nil
Dr. Rita Laeufle	Nil	Nil	Nil
Andrew de Guttadauro	Nil	Nil	Nil
Michael Moore	Nil	Nil	Nil

DIRECTOR COMPENSATION

Director Compensation Table

The following table details the compensation received by each director of the Corporation in 2019 who is not a salaried employee of the Corporation.

Name	Fees Earned ($)(1)(3)	Share-Based Awards ($)(2)(3)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Deborah Brown	77,928	30,034	Nil	Nil	N/A	Nil	107,962
Angela Holtham(4)	78,090	36,420	Nil	Nil	N/A	Nil	114,510
Leonard Kruimer(5)(6)	12,988	Nil	15,129	Nil	N/A	Nil	28,117
Mark Lievonen(7)	25,976	Nil	Nil	Nil	N/A	Nil	25,976
Wayne Pisano(8)	65,589	66,633	Nil	Nil	N/A	Nil	132,222
William Rice	73,058	30,034	Nil	Nil	N/A	Nil	103,092
Bernd Seizinger(9)	46,775	52,167	Nil	Nil	N/A	Nil	98,924

Notes:

(1)	Directors are paid fees in U.S. Dollars. These amounts are presented in Canadian dollars and have been converted at a U.S./CDN exchange rate of $1.2988.
(2)	The value of share based and option based awards are based on the grant date assumptions as disclosed in note 10 “Share Based Payments” in the Corporation’s 2019 audited consolidated financial statements.
(3)	Directors, annually, may opt to take up to 100% of their respective annual retainer in RSAs.
(4)	Ms. Holtham elected to receive US$4,875 (8%) of her annual retainer in restricted share awards.
(5)	Mr. Kruimer elected to receive US$2,500 (20%) of his annual retainer in restricted share awards.
(6)	Mr. Kruimer was appointed as a director on October 2, 2019.
(7)	Mr. Lievonen ceased to be a director of the Corporation on May 2, 2019.
(8)	Mr. Pisano elected to receive US$42,000 (44%) of his annual retainer in restricted share awards.
(9)	Dr. Seizinger elected to receive US$24,000 (40%) of his annual retainer in restricted share awards.

The Board has approved the following compensation structure for the independent directors.

Annual Retainer

Each director receives a base retainer of U.S.$40,000. In addition to the base retainer directors are eligible to receive the following additional fees depending on committee involvement:

Additional Retainers (U.S.$):

Board chair	$40,000
Audit Committee chair	$20,000
Governance & Compensation Committee chair	$10,000
Science & Technology Committee Chair	$15,000
Non-chair member of the Audit Committee	$10,000
Non-chair member of the Governance, Compensation or Science & Technology Committee	$5,000

Directors, annually, may opt to take up to 100% of their respective annual retainer in RSAs.

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In addition to the combined retainer, the Corporation will grant annual RSAs that will vest immediately. The annual RSA grant will be granted on or about October 1 of each year.

The Corporation also grants to directors, from time to time, Options in accordance with the Stock Option Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors’ capacity. During the year ended December 31, 2019, total compensation of $610,803 was paid to the six independent directors which consisted of fee payments of $380,386, Share Awards of $215,288 and Option awards of $15,129.

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based awards (comprised of Options granted under the Stock Option Plan) and share-based awards (comprised of RSAs granted under the Share Award Plan) outstanding at December 31, 2019.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Deborah Brown	5,263	5.42	Nov 7, 2027	5,737	12,105	78,804	Nil

Angela Holtham	5,263	13.87	June 18, 2024	Nil	25,898	168,596	Nil

Leonard Kruimer(3)	50,000	0.54	Oct 2, 2024	298,500	Nil	Nil	Nil

Wayne Pisano	5,263	27.46	May 9, 2023	Nil	35,819	233,182	Nil
	3,157	16.53	Dec 11, 2023	Nil

William Rice	5,263	7.60	June 8, 2025	Nil	12,105	78,804	Nil

Bernd Seizinger	5,263	7.60	June 8, 2025	Nil	43,363	282,293	Nil

Notes:

(1)	These amounts are calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2019 ($6.15), and the exercise price of the options.
(2)	These amounts are calculated based on the closing price of the Common Shares on the TSX on December 31, 2019 ($6.15).
(3)	Mr. Kruimer was appointed as a director on October 2, 2019.

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Value Vested or Earned During the Year

The following table sets forth for each director the value vested on all option-based awards, share-based awards, and value earned on non-equity incentive plan compensation during the financial year ending December 31, 2019.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Deborah Brown	Nil	Nil	N/A
Angela Holtham	Nil	Nil	N/A
Leonard Kruimer(1)	Nil	Nil	N/A
Mark Lievonen(2)	Nil	Nil	N/A
Wayne Pisano	Nil	9,948	N/A
William Rice	Nil	Nil	N/A
Bernd Seizinger	Nil	5,884	N/A

Notes:

(1)	Mr. Kruimer was appointed as a director on October 2, 2019.
(2)	Mr. Lievonen ceased to be a director of the Corporation on May 2, 2019.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The following is a summary of the Corporation’s Stock Option Plan dated effective as of May 4, 2017.

The Corporation, with the approval of its Shareholders, has established the Stock Option Plan. The number of Common Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Corporation (including the Share Award Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 16, 2020, there were 2,269,151 Common Shares issuable pursuant to outstanding Options; 56,841 Common Shares issuable pursuant to outstanding PSAs; and 148,499 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 6.6% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 1,263,012 Common Shares, being approximately 3.4% of the outstanding Common Shares are unallocated and available for future grants of Options as of March 16, 2020.

Under the Stock Option Plan, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or consultants to, the Corporation or any subsidiary of the Corporation (such persons being “Eligible Persons”) to whom Options may be granted and the number of Options to be granted to each.

Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the Board at the time the Option is granted. No Option can be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

If any Option shall be exercised or shall expire or terminate for any reason without having been exercised in full, any Common Shares to which such Option relates shall be available for the purposes of the granting of Options under the Stock Option Plan.

The number of Shares that may be acquired under an Option granted to a participant under the Stock Option Plan shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one participant under the Stock Option Plan or any other security based compensation arrangement of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

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Without obtaining the approval of Shareholders in accordance with the rules of the TSX or the requirements of any other stock exchange on which the Common Shares are then listed, no Options shall be granted pursuant to the Stock Option Plan, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation, could result, at any time, in:

(i)	a number of Common Shares issuable pursuant to Options granted to insiders exceeding ten percent (10%) of the number of outstanding Common Shares at any time;

(ii)	the issuance within a one year period to insiders, of a number of Common Shares exceeding ten percent (10%) of the number of outstanding Common Shares; or

(iii)	the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding five percent (5%) of the number of outstanding Common Shares.

The value of Option grants to each non-employee director shall not exceed $150,000 annually for any individual non-employee director (other than initial Option grants to new directors).

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversary following the date of grant, as determined by the Board at the time the Option is granted. Options are not transferable or assignable except to the person or persons to whom the participant’s rights pass by the participant’s will or applicable law following the death or permanent disability of a participant. The Stock Option Plan provides that if the expiration date of an Option occurs during a “blackout period” or within five (5) business days after a blackout period, such expiration date shall be deemed to be extended to the date which is the tenth (10th) business day after the last day of the applicable blackout period.

Subject to any written agreement between the Corporation and a participant providing otherwise, if any participant shall cease to be an Eligible Person for any reason other than the termination for cause or the death or permanent disability of the participant, such participant’s Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the applicable option period and the ninetieth (90th) day after the date such participant ceases to be an Eligible Person as to the then vested portion of the Option. If a participant ceases to be an Eligible Person as a result of the termination of such participant for cause, effective as of the date notice is given to the participant of such termination, all outstanding Options shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by such participant, and the participant shall not be entitled to receive any Common Shares or other compensation in lieu thereof.

Subject to any written agreement between the Corporation and a participant providing otherwise, if in the event of the death or permanent disability of a participant, any Option previously granted to such participant shall be exercisable until the end of the applicable option period or until the expiration of 12 months after the date of death or permanent disability of such participant, whichever is earlier, and then only: (i) by the person or persons to whom the participant’s rights under the Option shall pass by the participant’s will or applicable law; (ii) to the extent that he or she was entitled to exercise the Option as at the date of the participant’s death or permanent disability.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-employee directors, by not more than one year, and in the case of Options held by other persons, by not more than three years, but in no case longer than the normal expiry of the Options.

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In the event of a change of control of the Corporation (as such term is defined in the Stock Option Plan), all Options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the Options or the Stock Option Plan for a period of time ending on the earlier of the expiry time of the Option and the ninetieth (90th) day following the change of control.

Subject to any required approval of the TSX and any other stock exchange on which the Common Shares are then listed, the Stock Option Plan and any Options granted thereunder may be amended, modified or terminated by the Board without approval of any participant or Shareholder (provided that no such amendment may be made that will materially prejudice the rights of any participant under any Option previously granted to the participant without consent by such participant). Such changes may include, without limitation:

(i)	amending, modifying or terminating the Stock Option Plan with respect to all Common Shares in respect of Options which have not yet been granted thereunder;

(ii)	making any amendment of a “housekeeping nature”;

(iii)	changing the provisions relating to the manner of exercise of Options;

(iv)	accelerating vesting or extending the expiration date of any Option (provided that such Option is not held by an insider), provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted;

(v)	adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and

(vi)	making any addition to, deletion from or alteration of the provisions of the Stock Option Plan or any Option that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other exchange on which the Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Stock Option Plan.

Notwithstanding the foregoing, Shareholder approval is required for any change to the Stock Option Plan or Options granted under it which:

(i)	increases the number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	extends eligibility to participate in the Stock Option Plan to persons other than Eligible Persons;

(iii)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(iv)	permits awards other than Options to be made under the Stock Option Plan;

(v)	extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period;

(vi)	reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);

(vii)	changes the insider participation limitation at any time under the Stock Option Plan; or

(viii)	amends the amending provision of the Stock Option Plan.

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The Corporation’s annual burn rate under the Stock Option Plan was 4.61% for the year ending December 31, 2019, 4.69% for the year ending December 31, 2018 and 0.83% for the year ending December 31, 2017. For this purpose, the burn rate is calculated by dividing the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Options granted and the total number of Common Shares issued and outstanding.

Share Award Plan

The following is a summary of the Corporation’s Share Award Plan dated effective as of May 4, 2017.

The Corporation, with the approval of its Shareholders, has established the Share Award Plan. Under the Share Award Plan, the Board may, at such times and in such amounts as the Board may deem advisable in its sole and absolute discretion, issue PSAs to eligible employees, including officers, and RSAs to Eligible Persons. The number of Common Shares reserved for issuance under the Share Award Plan and all other security based compensation arrangements of the Corporation (including the Stock Option Plan) in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares from time to time. As of March 16, 2020, there were 2,269,151 Common Shares issuable pursuant to outstanding Options; 56,841 Common Shares issuable pursuant to outstanding PSAs; and 148,499 Common Shares issuable pursuant to outstanding RSAs, collectively representing approximately 6.6% of the total number of Common Shares issued and outstanding. Accordingly, an aggregate of 1,263,012 Common Shares, being approximately 3.4% of the outstanding Common Shares are unallocated and available for future grants of Share Awards as of March 16, 2020.

Subject to earlier vesting in accordance with the terms of the Share Award Plan and unless otherwise determined by the Board, Share Awards granted under the Share Award Plan vest on the third anniversary date of the date of grant. Upon vesting, each RSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) and each PSA is deemed to be redeemed for no further consideration for one Common Share (subject to adjustment for dividend equivalents) multiplied by the percentage (“Vesting Percentage”) of outstanding PSAs that will vest based upon the relative achievement of any performance-related measures or criteria as determined by the Board in its sole discretion, which may include the Corporation’s performance compared to identified operational or financial targets and the Corporation’s shareholder return.

The aggregate number of Common Shares issuable at any time to insiders, under all security based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The aggregate number of Common Shares issued pursuant to all security based compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis). The Share Award Plan further provides that the aggregate number of Common Shares reserved for issuance to any one participant under all security based compensation arrangements of the Corporation, shall not exceed 5% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

The maximum number of Common Shares that may be reserved for issuance to non-employee directors pursuant to RSAs under the Share Award Plan is 1% of the Common Shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of Common Shares reserved for issuance to such non-employee director under any other security based compensation arrangement, and the total annual grant of RSAs to any one non-employee director cannot exceed a grant value of $150,000 (less the amount awarded to such non-employee director).

The Share Award Plan provides that if the issue date of any Share Award occurs during a blackout period, then the issue date for such Share Award shall not occur until the date which is the tenth (10th) business day after the last day of such blackout period.

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Unless otherwise determined by the Board in its sole discretion, upon a Change of Control (as such term is defined in the Share Award Plan), all unvested Share Awards shall become automatically vested (in the case of PSAs, with a deemed Vesting Percentage of 100). Common Shares issuable in respect of Share Awards shall be, and shall be deemed to be, issued to participants effective immediately prior to the completion of the transaction which would result in the Change of Control unless issued prior thereto in accordance with the Share Award Plan.

Unless otherwise determined by the Board or unless otherwise expressly set forth in a Share Award agreement pertaining to a particular Share Award or any written employment or other agreement governing a participant’s role as an Eligible Person if a participant ceases to be an Eligible Person as a result of the termination of such participant for cause or if a participant voluntarily ceases to be an Eligible Person for any reason other than as a result of the death, permanent disability or retirement of the participant, all outstanding Share Awards Agreements under which Share Awards have been granted to such participant shall be terminated. Upon the death, permanent disability or retirement of a participant (other than the early retirement of an eligible employees), all outstanding Share Awards shall immediately vest. If a participant ceases to be an Eligible Person other than in the circumstances provided above, all Share Awards awarded to such participant under any outstanding Share Awards shall fully vest effective as of the date of cessation of employment (the “Cessation Date”), unless otherwise determined by the Board, and the participant shall be entitled to receive the number of Common Shares equal to the number of Share Awards granted multiplied by a fraction (A) the numerator of which is the number of days from the date of grant thereof to the Cessation Date; and (B) the denominator of which is the total number of days during which such Share Award were scheduled to vest upon grant. In such circumstances, the Vesting Percentage in respect of PSAs shall be determined as of the Cessation Date.

The Share Award Plan and any Share Awards granted thereunder may be amended, modified or terminated by the Board without approval of Shareholders, subject to any required approval of the TSX. Such changes may include, without limitation:

(i)	amending, modifying or terminating the Share Award Plan with respect to all Common Shares in respect of Share Awards which have not yet been granted thereunder;

(ii)	making any amendment of a “housekeeping nature”; and

(iii)	making any addition to, deletion from or alteration of the provisions of this Plan or any Share Award that are necessary to comply with applicable law, the rules of the TSX, or the requirements of any other stock exchange on which the Common Shares are then listed and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of this Plan.

Notwithstanding the foregoing, the Share Award Plan or a Share Award may not be amended without shareholder approval to:

(i)	increase the number of Common Shares issuable pursuant to outstanding Share Awards at any time;

(ii)	change the insider participation limit under the Share Award Plan;

(iii)	expand the categories of individuals who are “eligible employees” who are eligible to participate in the Share Award Plan;

(iv)	extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Share Award Plan;

(v)	permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

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(vi)	change the amendment provisions of the Share Award Plan.

In addition, no amendment to the Share Award Plan or any Share Awards granted pursuant thereto may be made without the consent of an Share Award Plan participant if it adversely alters or impairs the rights of such participant in respect of any Share Award previously granted to such participant under the Share Award Plan.

The Corporation’s annual burn rate under the Share Award Plan was 1.22% for the year ending December 31, 2019, 0.64% for the year ending December 31, 2018 and 0.83% for the year ending December 31, 2017. For this purpose, the burn rate is calculated by dividing the total number of Share Awards granted during the applicable fiscal year divided by the weighted average number of Common shares outstanding for the applicable fiscal year. The burn rate is subject to change, from time to time, based on the number of Share Awards granted and the total number of Common Shares issued and outstanding.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation currently has two share based compensation plans: the Stock Option Plan and the Share Award Plan.

As at December 31, 2019, the only outstanding Options, warrants and rights granted under an equity compensation plan were Options granted under the Stock Option Plan and Share Awards granted under the Share Award Plan. The Common Shares available for issuance under such plans as at December 31, 2019 are as follows:

Plan category	Number of Common Shares to be issued upon exercise of outstanding Options and Share Awards	Weighted-average exercise price of outstanding Options(1)	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,517,655	$5.31	702,190
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,517,655	$5.31	702,190

Note:

(1)	Relates to outstanding Options only.

See “Equity Compensation Plan Information – Stock Option Plan” and “Equity Compensation Plan Information – Share Award Incentive Plan” for particulars of the outstanding Options and Share Awards as at March 16, 2020.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with each of the Named Executive Officers (the “Employment Agreements”, each an “Employment Agreement”). Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof. If the Employment Agreements of the Named Executive Officer are terminated by the Corporation other than for cause, Dr. Coffey and Mr. Look shall be entitled to 12 months’ pay in lieu of notice and Mr. de Guttadauro, Dr. Laeufle and Mr. Moore shall be entitled to 6 months’ pay in lieu of notice. If the Employment Agreements are terminated by the Corporation other than for cause, then all unexercised and unvested Options then held by each are governed by the terms of the Stock Option Plan and all unvested Share Awards held by each are governed by the terms of the Share Award Plan. Furthermore, if there is a change of control of the Corporation and Dr. Coffey, Mr. Look, Mr. de Guttadauro or Mr. Moore, are terminated without cause within one year following such change of control, then the terminated employee shall be entitled to 24 months’ pay in lieu of notice in the case of Dr. Coffey, Mr. Look and Mr. de Guttadauro, and 12 months’ pay in lieu of notice in the case of Mr. Moore. Termination pay as discussed in this paragraph includes payment in lieu of benefits that otherwise would have been earned during the applicable term.

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The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation.

The following table reflects amounts payable to the Named Executive Officers with termination without cause or change of control benefits, assuming that their employment was terminated on December 31, 2019 without cause or due to a change of control of the Corporation.

Name	Termination without Cause Severance(1) ($)	Change of Control Severance(2) ($)
Dr. Matthew C. Coffey	613,342	1,226,684
Kirk J. Look, CA	457,245	914,490
Dr. Rita Laeufle(3)	217,490	217,490
Andrew de Guttadauro(3)	155,220	620,880
Michael Moore(3)	146,219	292,438

Notes:

(1)	As at December 31, 2019, all Options granted to the Named Executive Officers had fully vested, except for the options granted on March 8, 2018, November 19, 2018, November 29, 2018, December 14, 2018 and December 13, 2019. As a result, all Named Executive Officers shall be entitled to exercise all or any part of their vested Options, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such Named Executive Officer is terminated unless otherwise approved by the Board of Directors.
(2)	On a change of control of the Corporation, the Named Executive Officers shall be entitled to exercise all or a part of their Options, whether vested or not, within the period ending on the earlier of the date of expiration of the Option and the 90th day after the date such officer is terminated.
(3)	U.S. Employees are paid in U.S. dollars and are presented in U.S. dollars.

PENSION PLAN BENEFITS

The Corporation does not provide pension plan benefits to its Named Executive Officers and employees.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, proposed directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation’s policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

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The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Governance Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation’s interim financial statements, and also reviews and recommends the year-end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. The Compensation Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Governance Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

Composition of the Board

As at December 31, 2019, the Corporation had seven (7) Board members. A majority of the directors of the Corporation are independent. The six (6) independent directors of the Corporation were Deborah Brown, Angela Holtham, Wayne Pisano, William Rice, Bernd Seizinger and Leonard Kruimer.

The one director of the Corporation who is not independent is Dr. Matthew C. Coffey, the President and Chief Executive Officer of the Corporation.

The directors of the Corporation who are also directors of other reporting issuers are as follows:

Director	Other Reporting Issuers
Deborah Brown	Cardiol Therapeutics Inc. Sernova Corp.
Wayne Pisano	IMV Inc.
William Rice	Aptose Biosciences Inc.

Mr. Wayne Pisano, the Chair, is an independent director. The principal responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the President and Chief Executive Officer on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the President and Chief Executive Officer, or personal liability matters.

Board Mandate

The text of the Board’s written mandate is attached as Schedule “A” to this Circular.

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Attendance at Meetings

The following is a summary of attendance of the directors at meetings of the Board and its committees since January 1, 2019.

Director	Board	Audit Committee	Governance Committee	Compensation Committee	Science & Technology Committee
Wayne Pisano(1)	9 of 9	6 of 6	3 of 3	1 of 1	1 of 1
Dr. Matt Coffey	9 of 9	N/A	N/A	N/A	N/A
Leonard Kruimer(2)	4 of 4	2 of 2	N/A	N/A	N/A
Angela Holtham	9 of 9	6 of 6	N/A	1 of 1	N/A
William Rice	8 of 9	N/A	2 of 3	N/A	1 of 1
Bernd Seizinger	8 of 9	N/A	N/A	1 of 1	1 of 1
Deborah Brown	9 of 9	6 of 6	N/A	1 of 1	N/A
Mark Lievonen(3)	2 of 2	2 of 2	2 of 3	N/A	N/A

Notes:

(1)	Mr. Pisano, as Chair of the Board, serves as an ex-officio member of the Compensation, Audit and Science and Technology Committees and is a member of the Governance Committee.
(2)	Mr. Kruimer was appointed as a director on October 2, 2019.
(3)	Mr. Lievonen ceased to be a director of the Corporation on May 2, 2019.

While the independent Board members do not regularly schedule meetings at which neither non-independent directors or members of management are present, such independent directors hold in camera sessions at each regularly scheduled Board meeting and the Board otherwise ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the ABCA and the Board’s mandate. The Board may determine that it is appropriate to hold in camera sessions excluding directors with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse himself or herself from considering and voting with respect to the matter under consideration.

Position Descriptions

The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer which delineates the role and responsibilities of this position.

Orientation and Continuing Education

The Board provides new directors with the Board and committee mandates and reviews these with the new Board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.

The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

Ethical Business Conduct

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code is available on the Corporation’s website www.oncolyticsbiotech.com. The Board satisfies itself regarding compliance with the code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries of management.

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The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.

The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.

Nomination of Board Members

The Corporation identifies potential director candidates through a search process that may include the use of an executive search firm. Qualifications of potential candidates are reviewed and interviews are held by members of the Governance Committee with the potential candidates. The Governance Committee makes recommendations to the Board with respect to new director candidates.

The Governance Committee is comprised entirely of independent directors. The Governance Committee, in its capacity as the nominating committee, has the responsibility to present the annual slate of directors to the Board for the Board’s approval. Once approved by the Board, the proposed selection is then presented to the Shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.

Determination of Compensation of Directors and Officers

The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors’ roles and responsibilities and an analysis of the competitive position of the Corporation’s director compensation program, including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged from time to time to provide additional relevant information to the Compensation Committee.

Further information regarding the activities of the Compensation Committee is provided above under the heading “Compensation Discussion and Analysis”.

Other Board Committees

The Board has established four committees, each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee, Governance Committee and Science & Technology Committee. Mandates for the Board and each of the committees of the Board can be found on the Corporation’s website under “Investors/Corporate Governance” at https://ir.oncolyticsbiotech.com/corporate-governance.

Assessments of Directors and the Board

Through its Governance Committee, the Board assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the Shareholders at the next annual meeting.

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Director Term Limits

The Corporation actively encourages independent board member renewal through its formal term limit policy, adopted on June 30, 2015, whereby the independent director term limit is set at 12 years. Under the policy, the Board maintains the discretion to extend a directors’ term, if under the circumstances, it is in the best interest of the Corporation and its shareholders. This in practice ensures that new independent directors are appointed regularly, without losing the experience base of long serving directors.

Policies Regarding the Representation of Women on the Board and in Management

While the Board recognizes the potential benefits from new perspectives which could manifest through increased gender diversity within its ranks, the Board has not formally adopted a written board diversity policy regarding the number or percentage of female members that it wishes to include on the Board. The Board does not believe it is in the Corporation’s interests to implement a written board diversity policy at this time. The selection of candidates for appointment to the Board will continue to be based on the skills, knowledge, experience and character of individual candidates and the requirements of the Board at the time, with achieving an appropriate level of diversity on the Board being one of the criteria that the Governance Committee considers when evaluating the composition of the Board.

When considering candidates for senior management positions, the Corporation focuses on attracting and retaining experienced and highly skilled individuals that can add value to its business. Rather than considering the level of representation of women in executive officer positions when making executive officer appointments, the Corporation considers all candidates based on their merit and qualifications relevant to the specific role.

Additionally, while the Corporation recognizes the benefits of diversity at all levels within its organization, the Corporation does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of female board nominees or candidates for executive management positions or that would otherwise force the composition of the Board or the Corporation’s executive management team. The Board does not believe it is in the Corporation’s best interests to implement such targets at this time.

As of the date hereof, there are two women directors on the Board, representing 28.6% of the seven directors standing for re-election at the Meeting and 33.3% of the six independent directors standing for re-election at the Meeting. In addition, as of the date hereof, two of the six senior officers are female, representing 33.3% of the senior officer of the Corporation.

Director Shareholding Requirements

The Board recognizes that share ownership by members of the Board is a key element of strong corporate governance. The Board has adopted a director shareholding requirement policy that each independent director will have purchased Common Shares on the open market, or hold RSAs, equal to one times the director’s base annual retainer. The value of each director’s shareholdings will be based on the purchase price of the Common Shares and the grant date value of any RSAs and will be reported to the Board at each regular meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative annual financial statements and management’s discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 or by facsimile at (403) 283-0858.

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SCHEDULE A

ONCOLYTICS BIOTECH INC.

MANDATE OF THE BOARD OF DIRECTORS

1.	Policy Statement

The Board of Directors (the "Board") of Oncolytics Biotech Inc. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

The President and Chief Executive Officer (the “CEO”) and senior management of the Corporation (“Management”) have responsibility to formulate strategies and plans and present them to the Board for approval. The Board:

•	approves the goals of the business;
•	approves the objectives and policies within which the business of the Corporation is managed;
•	assumes a stewardship role; and
•	evaluates Management’s performance.

The CEO keeps the Board fully informed of the Corporation’s progress towards the achievement of its goals and of all material deviations from the goals and objectives and policies established by the Board.

2.	Composition and Operation

(a)	The Board will consist of a minimum of 1 and a maximum of 11 directors, in accordance with the Articles of Incorporation of the Corporation.

(b)	The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who: (i) meets the requirements of NASDAQ Rule 5605 and National Instrument 58-101; (ii) is independent of management; and (iii) is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

(c)	The Board should consist of professional and competent members with an appropriate mix of skills and abilities to ensure that the Board carries out its duties and responsibilities in the most effective manner and that the Corporation meets its legal, financial and operational duties and objectives.

(d)	The Board will review the need for a Board Diversity Policy annually.

(e)	At least ¼ of the members of the Board must be resident Canadians, in accordance with the Business Corporations Act (Alberta).

(f)	An individual who has served on the Board for a period of twelve (12) years shall not be eligible to be nominated for re-election to the Board unless an exception to the term limit of twelve (12) years is recommended by the Board.

Reviewed and Approved by the Board March 5, 2020	Page 1 of 7

Chair:

The members of the Board shall elect an independent Chair from among the independent members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments. In addition, the responsibility of the Chair is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Chair, individually or with the support of the committees, consults with the CEO on selection of committee members and committee chairs, Board meetings and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Chair also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the CEO, or personal liability matters.

Delegation:

The Board operates by delegating certain of its authorities to Management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta), the Board may establish committees of the Board, delegate powers, duties and responsibilities to such committees and seek the advice of such committees. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish ad hoc committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Governance Committee, the Compensation Committee and the Science and Technology Committee.

3.	Responsibilities

The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The Board is accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board's accountability.

4.	External Advisors

If, in order to properly discharge its function, duties and responsibilities, it is necessary, in the opinion of the Board that the Board obtains the advice and counsel of external advisors, the Board may engage the necessary advisors.

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5.	Specific Duties

Legal Requirements

(a)	The Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the statutory responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to Management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders, including the adoption, amendment or repeal of by-laws;

(ii)	the filling of a vacancy among the Directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the audited annual financial statements;

(ix)	review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation; and

(x)	All material significant transactions, including, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Corporation or of another entity by the Corporation, or any similar form of business combination and the establishment of any credit facilities and any other long-term debt commitments, including the approval of any agreements, circulars or other documents in connection therewith.

Managing the Affairs of the Board

(a)	The Board manages the affairs of the Board including:

(i)	appointing committees and advisory bodies, including those listed in Section 2;

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(ii)	establishing the terms of reference of, delegating responsibilities to and seeking advice of the committees;

(iii)	approving terms of reference for the Chair and individual directors;

(iv)	implementing processes to evaluate the performance of the Board, the Committees and individual directors in fulfilling their respective responsibilities;

(v)	implementing processes for new director orientation and ongoing director development;

(vi)	appointing the Corporate Secretary;

(vii)	implementing effective governance processes to fulfill its responsibility for oversight; and

(viii)	making recommendations to the shareholders in the following areas:

(A)	director nominees;

(B)	appointment of the external auditors; and

(C)	any special business items to be addressed by shareholders that may be brought forward to the Board from time to time.

Independence

(b)	The Board has the responsibility to:

(i)	implement appropriate structures and procedures to permit the Board to function independently of Management;

(ii)	schedule meetings of the independent board members separately from Management and Management directors as part of each regularly scheduled board meeting;

(iii)	implement appropriate procedures to enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances, while ensuring there is no conflict of interest and that at least the independent directors are aware of and approve the engagement.

Strategy Determination

(a)	The Board shall:

(i)	participate with Management in developing and adopting the Corporation’s strategic planning process, including:

(A)	providing input to Management on emerging trends and issues;

(B)	reviewing and approving on an annual basis Management’s strategic plan, which takes into account, among other things, the opportunities and risks of the business of the Corporation; and

(C)	reviewing and approving on an annual basis the Corporation’s financial objectives, plans and actions;

(ii)	approve annual capital and operating budgets which support the Corporation’s ability to meet the objectives established in the strategic plan; and

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(iii)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

Managing Risk

(a)	The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(b)	The Board has the responsibility to:

(i)	with the assistance of the Audit Committee, monitors corporate financial performance against operating and capital plans;

(ii)	receive, at least annually, reports from Management and, where applicable, from Committees, on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights and related party transactions.

Management and Human Resources

(a)	With the assistance of the Compensation Committee, the Board is responsible for:

(i)	appointment, termination and succession of the Chief Executive Officer ("CEO");

(ii)	approving CEO compensation;

(iii)	approving terms of reference for the CEO;

(iv)	monitoring CEO performance and reviewing CEO performance at least annually against agreed upon written objectives;

(v)	providing advice and counsel to the CEO on the execution of the CEO’s duties;

(vi)	approving material decisions relating to Management, including:

(A)	appointment and termination of executive officers; and

(B)	compensation and benefits to executive officers;

(vii)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;

(viii)	ensuring succession planning programs are in place, including programs to train, develop and monitor continuity in Management;

(ix)	implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation addressing:

(A)	conflicts of interest and the procedures to identify and manage with conflicts of interest;

(B)	protection and proper use of corporate assets and opportunities;

(C)	confidentiality of corporate information;

(D)	compliance with applicable laws, rules and regulations; and

(E)	reporting of any illegal or unethical behavior.

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(x)	ensure that the Corporation has a high regard for the environment and has in place appropriate programs and policies;

(xi)	ensure that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

Reporting and Communication

(a)	The Board has the responsibility to :

(i)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv)	verify the timely reporting of any other developments that could have a significant and material impact on the value of the Corporation; and

(v)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

Monitoring and Acting

(a)	The Board has the responsibility to:

(i)	review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(ii)	verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(iii)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv)	monitor the Corporation’s progress towards its goals and objectives and revise and alter its direction through management in response to changing circumstances;

(v)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant;

(vi)	receive reports from management related to significant changes in the intellectual property portfolio of the Corporation and to monitor disposition and abandonment of any significant parts of the intellectual property portfolio of the Corporation; and

(vii)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

6.	Other Activities

(a)	The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

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(b)	The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

(c)	The Board shall annually review the corporate structure, consider the recommendations of the Audit Committee and elect or appoint the officers and directors of each subsidiary of the Corporation.

(d)	The Board shall assess on an annual basis, the adequacy of this Mandate and the performance of the Board.

7.	Date of Mandate

This Mandate was last reviewed and approved by the Board on March 5, 2020.

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